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FOR IMMEDIATE RELEASE

ANHEUSER-BUSCH OPPOSES CCU EXTRAORDINARY DIVIDEND

     SANTIAGO, Chile (Feb. 26, 2003) — American brewer Anheuser-Busch, a 20 percent shareholder in Chilean brewer Compañía de Cervecerías Unidas (CCU), today opposed at the CCU shareholders meeting the payment of an extraordinary dividend, citing concerns over the loss of financial flexibility for CCU during a time of global and regional economic uncertainty.

     The CCU controlling shareholders, who recently settled their legal dispute and amended their shareholder’s agreement to permit Dutch brewer Heineken to purchase an indirect interest in CCU, proposed the extraordinary dividend. The dividend would be in the sum of approximately Ch$169 billion and would be charged against retained earnings of previous years.

     “We do not believe it is in the best interest of CCU and all of its shareholders for the company to borrow money to pay an extraordinary dividend at this time,” said Stephen J. Burrows, president and chief executive officer of Anheuser-Busch International, Inc. “CCU is facing challenging economic conditions in its two major markets of Chile and Argentina and from new competition in the region. Given the current circumstances, it would be better to reduce the leverage, not increase it.”

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CCU Extraordinary Dividend

     CCU is 62 percent owned and controlled by Chilean company Inversiones y Rentas S.A., which is owned 50 percent by the German-held Schörghuber Group and 50 percent by Quiñenco S.A. The Schörghuber Group has agreed to sell its stake to Dutch brewer Heineken. Anheuser-Busch holds a 20 percent stake in CCU. The remaining 18 percent of CCU is publicly held.

     The request for the dividend was made on the same day that the settlement was signed in which Quiñenco and Schörghuber ended their legal dispute and amended the shareholder’s agreement to allow for the indirect transfer of Schörghuber’s shareholdings at CCU to Heineken.

     Anheuser-Busch is the largest brewer in the United States and the world. In addition to its investment in CCU, it has beer sales in more than 80 countries.

     Anheuser-Busch sold 109.8 million barrels (128.8 million hectoliters) of beer worldwide in 2002. Anheuser-Busch holds an 11 percent share of the world beer market.

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